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                   SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT


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                              BULLETIN NO. 16/ 2004

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                                                                DATE: 01/22/2004

         During the year 2003, Petroleos Mexicanos generated revenues of foreign currency for the country of an accumulated amount of 16 thousand 828 million dollars from exporting an average of one million 860 thousand barrels per day of crude oil, in the varieties of Istmo, Maya and Olmeca.

         Based on preliminary reports published in the Oil Indicators, during last year the revenues of PEMEX coming from crude oil exports allocated to Mexico's customers in America, Europe and Far East were higher by three thousand 719 million dollars, compared to the foreign currency denominated revenues obtained in 2002 for this category.

         In the year 2003, the weighted average export price per barrel of the Mexican crude oil basket closed at 24.78 dollars per barrel, an amount that represented an increase of 3.20 dollars per barrel, in relation to the value registered during the previous year.

         Petroleos Mexicanos, through PMI International Commerce, sold to Mexico's different customers in the American, European and Asian continents, an average of 24 thousand barrels per day of Istmo crude oil, a volume that represented revenues of foreign currency for Mexico that amounted to 250 million dollars.

         Regarding Maya heavy crude oil exports from January to December, 2003, Petroleos Mexicanos obtained a total of 14 thousand 238 million dollars, while maintaining marketing -in the three geographic regions aforementioned- an average of one million 617 thousand barrels per day.

         The commercialization of the Olmeca extra light crude oil, which due to its quality and price, has great acceptance in the international markets, registered during last year a sales volume of 219 thousand barrels per day, with a total value of two thousand 341 million dollars.

         The weighted average export price for the Mexican crude oil basket during 2003 reached 28.06 dollars per barrel for the Istmo light crude oil,
24.13 dollars per barrel for the Maya crude oil and 29.35 dollars per barrel for the Olmeca extra light crude oil.

         From the total volume of foreign crude oil sales made within the period January-December 2003, the American continent purchased an average of one million 625 thousand barrels per day, Europe bought 171 thousand barrels per day and the Far East 64 thousand barrels per day.

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